Haymaker Acquisition Corporation
650 Fifth Avenue
Floor 31
New York, NY 10019
Telephone: (212) 616-9600

September 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: John Dana Brown

Re:	Haymaker Acquisition Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted August 25, 2017

CIK No. 0001707306

Dear Mr. Brown:

On behalf of Haymaker Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 6, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on August 25, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

Summary, page 1

The Offering, page 9

1.	We note your revised disclosure on page 14 that “for so long as the private placement warrants are held by Cantor Fitzgerald or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement of which this prospectus forms a part.” Please revise to clarify, if true, that, if Cantor Fitzgerald has exercised all of its warrants prior to five years from the effective date of the registration statement, any remaining private placement warrants held by the sponsor will not expire until five years from the initial business combination.

We have revised the indicated disclosure per the Staff’s request here and elsewhere in the Registration Statement.

2.	We note your response to our prior comment 3. Please revise your disclosure to list all of the provisions of your amended and restated certificate of incorporation that holders of a majority of your outstanding common stock may amend. Alternatively, please clarify that the list of pre-business combination activities on page 21 includes every provision that you deem to be pre-business combination activities such that they may only be amended by a vote of 65% of your common stock entitled to vote.

We have revised the indicated disclosure per the Staff’s request here and elsewhere in the Registration Statement.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Andrew J. Heyer
Andrew J. Heyer

cc:	Steven J. Heyer

Haymaker Acquisition Corp.

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